

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

April 24, 2026

VIA ELECTRONIC MAIL

John J. O'Brien
Morgan, Lewis, & Bockius LLP
2222 Market Street
Philadelphia, PA 19103-3007

> Re: Brinker Capital Destinations Trust and Orion Portfolio Solutions, LLC, File No. 803-00291

Dear Mr. O'Brien:

By Form APP-WD filed with the Securities and Exchange Commission on April 20, 2026, you requested that the above-referenced application be withdrawn only with respect to the filing of the application under the Advisers Act of 1940 ("Advisers Act"). The filing does not request withdrawal of the application filing under the Investment Company Act of 1940 (File No. 812-15943). Please be advised that your request for withdrawal has been granted, pursuant to delegated authority, only with respect to the application filing under the Advisers Act (File No. 803-00291).

Sincerely,

/s/ Kaitlin Bottock

Kaitlin Bottock
Assistant Director

cc: Brian Ferko, Brinker Capital Destinations Trust
        Asaf Barouk, Senior Counsel, Chief Counsel's Office